                                         Form 11-K
                                    UNITED STATES

            SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
 ACT OF 1934 (Fee Required)
                              For the fiscal year ended May 31, 2003
 OR
[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
 ACT OF 1934 (No Fee Required)
                               For the transition period from  to
                    Commission file number  1-7898
A.  Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:
                               Lowe's Companies Employee Stock Purchase Plan - Stock Options For Everyone

B.  Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:
                               Lowe's Companies, Inc.
                               1605 Curtis Bridge Road
                               Wilkesboro, NC  28697

Lowe's Companies
Employee Stock Purchase Plan - Stock Options for Everyone
Form 11-K
May 31, 2003
Table of Contents
		Page No.

Part I -	Exhibit Index	2

Part II -	Financial Information

	Cover Page	3

	Independent Auditors' Report	4

	Statements of Net Assets Available for Benefits
	as of May 31, 2003 and 2002	5

	Statements of Changes in Net Assets Available for Benefits
	for the Years Ended May 31, 2003, 2002, and 2001	6

	Notes to Financial Statements	7-8

	Other Information	9

Lowe's Companies
Employee Stock Purchase Plan - Stock Options For Everyone

Exhibit Index

Form 11-K for the Year Ended May 31, 2003

Exhibit No.	Description of Exhibit

23.	Consent of Deloitte & Touche LLP, Independent Auditors

32.	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

LOWE'S COMPANIES EMPLOYEE STOCK
PURCHASE PLAN - STOCK OPTIONS FOR EVERYONE

Financial Statements as of May 31, 2003 and 2002 and for the Years Ended
May 31, 2003, 2002, and 2001 and Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

To the Participants and Plan Administrator for Lowe's Companies
    Employee Stock Purchase Plan - Stock Options For Everyone

We have audited the accompanying statements of net assets available for benefits of Lowe's Companies Employee
Stock Purchase Plan - Stock Options For Everyone (the "Plan") as of May 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for each of the three years in the period ended
May 31, 2003.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.
Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of May 31, 2003 and 2002, and the changes in its net assets available for benefits for each of the three years in the period ended May 31, 2003 in conformity with accounting principles generally accepted in the United
States of America.

/s/ DELOITTE & TOUCHE LLP

Charlotte, North Carolina
July 18, 2003

LOWE'S  COMPANIES EMPLOYEE STOCK PURCHASE PLAN - STOCK OPTIONS FOR EVERYONE
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
MAY 31, 2003 AND 2002

	May 31,	May 31,
	2003	2002
ASSET - Receivable from Plan Sponsor	$ 619,200	$ 768,716

LIABILITIES:
Fractional Share Interest Due to Plan Participants	(500,755)	(517,552)
Withdrawal Amounts Payable	(118,445)	(251,164)

Total Liabilities	(619,200)	(768,716)

NET ASSETS AVAILABLE FOR BENEFITS	$ -	$ -

See the accompanying notes to financial statements.

LOWE'S COMPANIES EMPLOYEE STOCK PURCHASE PLAN - STOCK OPTIONS FOR EVERYONE
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED MAY 31, 2003, 2002 AND 2001
	May 31,	May 31,	May 31,
	2003	2002	2001
Increases - Employee Contributions	$ 56,299,029	$ 49,207,751	$ 34,250,891

Decreases:
Purchases of Lowe's Companies, Inc.
Common Stock Subsequently Distributed to Plan
Participants (1,454,350, 1,342,276 and 1,824,508 shares)	(51,863,889)	(45,493,469)	(30,903,921)
Cash Withdrawals	(3,394,385)	(3,196,730)	(3,037,559)
Fractional Share Interest Due to Plan Participants	(500,755)	(517,552)	(309,411)

Total Decreases	(56,299,029)	(49,207,751)	(34,250,891)

Net Change	-	-	-

Net Assets Available for Benefits:
Beginning of year	-	-	-
End of year	$ -	$ -	$ -

See the accompanying notes to financial statements.

LOWE'S COMPANIES EMPLOYEE STOCK PURCHASE PLAN - STOCK OPTIONS FOR EVERYONE

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED MAY 31, 2003, 2002 AND 2001

1. PLAN DESCRIPTION AND SUMMARY OF SIGNIFICANT PLAN PROVISIONS

The Board of Directors of Lowe's Companies, Inc. (the "Company") adopted the Lowe's Companies Employee Stock
Purchase Plan-Stock Options for Everyone (the "Plan") on December 2, 1999.  The Plan was approved by the
Company's shareholders at the Annual Meeting of Shareholders on May 26, 2000, and thus became effective on that date.  No option may be granted under the Plan more than ten years after the date the Plan was adopted unless the Plan is extended before such date.  There were 10,000,000 shares of the Company's common stock reserved under the Plan with 5,378,866 remaining available at May 31, 2003.

The Plan is intended to assist the Company in recruiting and retaining individuals with ability and initiative by enabling employees to participate in the future success of the Company and to associate their interests with those of the Company and its shareholders.  All full-time employees are eligible to participate in the Plan at their date of employment.  Part-time employees are eligible after one year of service.  There are two six-month offering periods each year.  The periods are June 1 through November 30, and December 1 through May 31.  Employees must be eligible on the first day of the offering period in order to participate in that particular offering period.  Participation in the Plan by eligible employees is voluntary.

Participants in the Plan are allowed to purchase stock at a discount price through the use of payroll deductions only
(no lump sum purchases are allowed). The Company makes no contributions to the Plan.  Payroll deductions in the amount of 1% to 20% of base pay may be contributed to the Plan, provided that the contribution does not exceed the maximum amount of $10,625.  Payroll deductions will continue automatically until the participant elects to stop his or her deductions.  If the participant elects to stop payroll deductions during an offering period, all contributions are refunded.  Each Plan participant, at all times, is considered to be fully vested in the Plan and has a right to all cash amounts withheld from his or her paycheck.  Cash proceeds collected from participant payroll deductions are remitted directly to the Company's operating cash account and are used for general corporate purposes.

The purchase price per share offered under the Plan with respect to any grant date is the lower of 85% of the fair market value of the share on such grant date or 85% of the fair market value of the share at the end of the offering period.  Payroll deductions that have been accumulated during a particular offering period will be used to purchase shares of the Company's common stock at the discounted price.  The Plan will purchase only whole shares of the
Company's common stock.  Residual amounts in a participant's account shall be applied to the next offering period.

E*TRADE is the Broker/Administrator of the Plan.  Shares are recorded as purchased on the trade date.  Once shares are purchased, they are distributed to each Plan participant's E*TRADE account.  At the end of each offering period,
E*TRADE sends participants a confirmation of shares purchased and the purchase price for that offering period.
They also provide a statement of each participant's account on a quarterly basis.

The Plan is a stock plan as defined in Section 423 of the Internal Revenue Code of 1986, as amended.  The Plan is not subject to federal income taxes.  Substantial tax benefits are provided to participants with respect to the treatment of stock purchased within the Plan if certain holding period requirements are met.

All costs to administer the Plan are paid by the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

3. INCOME TAXES

The right to purchase shares of common stock under this Plan is intended to be an option granted by the Company in accordance with an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue
Code, and such shares shall be treated in accordance with these provisions for tax purposes.

Employees participating in the Plan are not considered to have income for federal income tax purposes from the granting of an option to purchase shares.  Deductions from an employee's compensation do not reduce the amount of their income for tax purposes.

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan subject to certain restrictions.  In the event of Plan termination, participants would be 100% vested in their accounts and any payroll withheld between offering periods would be refunded.

                 Signatures

In accordance with the requirements of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                                                                         Lowe's Companies, Inc.

August 29, 2003                                                                            /s/    Kenneth W. Black, Jr.
     Date                                                                                                Kenneth W. Black, Jr.
                                                                                                     Senior Vice President and Chief
                                                                                                             Accounting Officer

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